

10031980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 (MM/DD/YY) AND ENDING 06/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Beneficial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 San Felipe, Suite 111
(No. and Street)

Houston, TX 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Woods (713)781-9708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Kinard & Co., P.C.
(Name – *if individual, state last, first, middle name*)

400 Pine St. Suite 600, Abilene, TX 79601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 0 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Beneficial Securities Corporation, as of the 30th of June, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



SEAN H. LEIDELMEYER
MY COMMISSION EXPIRES
December 20, 2011



8-4-10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 30 2010
WASH, D.C.
193
SECTION

GOLDEN BENEFICIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

together with

INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED
JUNE 30, 2010

CONTENTS

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Golden Beneficial Securities Corporation:

We have audited the accompanying statement of financial condition of Golden Beneficial Securities Corporation as of June 30, 2010, and the related statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Beneficial Securities Corporation as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Kinard & Co, PC
DAVIS KINARD & CO, PC

Abilene, Texas
August 26, 2010

GOLDEN BENEFICIAL SECURITIES CORPORATION

Statement of Financial Condition

June 30, 2010

Assets

Cash and cash equivalents	$	272,356
Cash deposits with clearing organizations		65,963
Available for sale securities		113
Commissions receivable		379,341
Prepaid expenses		596
Deferred tax asset		9,174
Property and equipment, net		906
Total assets	$	728,449

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable	$	35,866
Accrued liabilities		209,207
Commissions payable		187,893
Introduced account deficits		39
Total liabilities		433,005
Shareholders' Equity		
Common stock, $1.00 par value; 100,000 shares authorized; 30,000 shares issued and outstanding		30,000
Additional paid-in-capital		175,088
Retained earnings		90,364
Net unrealized depreciation on available for sale securities		(8)
		295,444
Total Liabilities and Shareholders' Equity	$	728,449

The accompanying notes are an integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

Statement of Operations

For the Year Ended June 30, 2010

Revenues		
Commissions, fee and interest income	$	5,139,027
Operating expense		
Clearing fees		1,127,258
Commission expense		1,858,101
Management service and expense		1,682,375
Other		567,628
Total operating expense		5,235,362
Loss before provision for income taxes		(96,335)
Benefit for income taxes		(19,714)
Net loss	$	(76,621)

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Comprehensive Loss
For the Year Ended June 30, 2010

Net loss	$	(76,621)
Other items of comprehensive income		
Change in unrealized depreciation on investment securities available for sale, before tax		33
Comprehensive loss before tax		(76,588)
Income tax benefit related to other items of comprehensive income		-
Comprehensive loss	$	(76,588)

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Depreciation on Available for Sale Securities	Total Shareholders' Equity
Balance at June 30, 2009	$ 30,000	$ 175,088	$ 166,985	$ (41)	$ 372,032
Net loss			(76,621)		(76,621)
Net change in unrealized depreciation on available for sale securities				33	33
Balance at June 30, 2010	$ 30,000	$ 175,088	$ 90,364	$ (8)	$ 295,444

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2010

Cash flows from operating activities		
Net loss	$	(76,621)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		850
Deferred income tax		(13,390)
Changes in operating assets and liabilities:		
Deposits with clearing organizations		47,907
Commissions receivable		(61,001)
Prepaid expenses		(396)
Accounts payable		(18,179)
Accrued liabilities		75,845
Introduced account deficits		(59,157)
Commissions payable		69,156
Income taxes payable		(30,298)
Net cash used by operating activities		(65,284)
Net change in cash and cash equivalents		(65,284)
Cash and cash equivalents at beginning of year		337,640
Cash and cash equivalents at end of year	$	272,356

Supplemental disclosures of cash flow information		
Interest paid	$	-
Income taxes paid		17,508

The accompanying notes are an integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Notes to Financial Statements
June 30, 2010

Note 1: Summary of Significant Accounting Policies

A summary of Golden Beneficial Securities Corporation's (the "Company") significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Nature of Business

Beneficial Securities Corporation ("Beneficial") was organized on October 27, 1997 under the laws of the State of Texas to engage solely in the business of a registered broker-dealer and is registered with the SEC and FINRA. Effective March 23, 1999, Beneficial changed its name to Golden Beneficial Securities Corporation. The Company operates in Houston, Texas brokering investments to a select group of investors primarily in the equity securities industry.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with financial institutions and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Commissions Receivable

Commissions receivable represents amounts owed to the Company which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis and establishes an allowance for doubtful accounts for specific accounts the Company considers uncollectible. At June 30, 2010, an allowance for doubtful accounts was not considered necessary as all accounts were considered collectible.

Property and Equipment

Property and equipment is stated at cost. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income. At June 30, 2010, property and equipment consisted of computer equipment with a cost of $5,952, net of accumulated depreciation of $5,046.

Note 1: Summary of Significant Accounting Policies - *continued*

Depreciation

Depreciation is provided on a straight-line basis in amounts sufficient to relate the cost of depreciable assets over their estimated service lives, generally three to seven years. Depreciation expense charged to operations for the year ended June 30, 2010, totaled $850.

State Income Taxes

The Company is subject to Texas franchise tax, commonly referred to as the Texas margin tax, for the period ended June 30, 2010. Accordingly, a provision for state income tax has been included in the accompanying financial statements.

Federal Income Taxes

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

The Company adopted authoritative guidance related to uncertain tax positions on July 1, 2009. The Company had no unrecognized tax benefits that would require adjustment to the July 1, 2009, beginning balance of retained earnings. The Company had no unrecognized tax benefits at July 1, 2009 and June 30, 2010.

The Company recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the year ended June 30, 2010, the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject U.S. federal or state tax examinations by tax authorities for years before 2005.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Related Party Transactions

An affiliate related through common ownership, Augusta Securities, Ltd. ("Augusta") provides several management and administrative services on behalf of the Company and charges management fees for these services. The management fees are not necessarily indicative of the cost that would have been incurred had the Company been a separate and independent operation. For the year ended June 30, 2010, management fees totaled $1,682,375, and are included in operating expenses on the accompanying statement of operations. At June 30, 2010, the Company owed Augusta $159,549, which is included in accrued liabilities on the accompanying statement of financial condition.

Note 3: Income Taxes

The provision for income taxes consists of the following components:

Current benefit - Federal	$	(15,599)
Current expense - State		9,275
Deferred benefit - Federal		(13,390)
Total benefit	$	(19,714)

The temporary differences that give rise to deferred taxes are related to using the cash basis for income tax reporting and the accrual basis for financial reporting.

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition are as follows:

Deferred tax assets:		
Accounts payable, accrued liabilities and commissions payable	$	63,039
NOL carryforward		3,125
Deferred tax liabilities:		
Commission receivable		(56,901)
Prepaid expenses		(89)
Net deferred tax asset	$	9,174

The Company files a calendar year tax return.

Note 4: Marketable Securities

Securities consist of stock and these securities are classified as available for sale, which are carried at fair value. At June 30, 2010, available for sale securities with a cost of $121 had a fair value of $113 with unrealized gains and losses being excluded from earnings and included as a component of other comprehensive income. At June 30, 2010, the net unrealized loss was not reported net of tax due to the insignificance of the tax effect. Due to the insignificance of the balance of the marketable securities, fair value measurement disclosures are not presented. The Company uses the specific identification method in determining realized gains and losses on the sale of securities.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $283,819, which was $254,592 in excess of its required net capital of $28,867. The Company net capital ratio was 1.53 to 1.

Note 6: Commitments and Contingencies

The nature of the Company's business subjects it to claims, lawsuits/arbitrations, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate resolution of such matters cannot be determined at the current time and there can be no assurance that these matters will not have a material adverse effect on the Company in any future period. However, it is the opinion of management that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition or operating results of the Company.

The Company has entered into agreements with brokers ("carrying brokers") to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance sheet risk in that it may be responsible for losses incurred by the carrying brokers resulting from a customer's failure to complete securities transactions as provided for in the arrangements. At June 30, 2010, the Company has accrued $39, for these losses. This amount is included in introduced account deficits on the accompanying statement of financial condition.

Note 7: Subsequent Events

The Company has evaluated all subsequent events through August 26, 2010, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GOLDEN BENEFICIAL SECURITIES CORPORATION

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2010

Net Capital:		
Shareholders' Equity from Statement of Financial Condition	$	295,444
Non Allowable Assets		(11,613)
		283,831
Haircuts:		
Other Securities - 15% of Current Market Value		12
NET CAPITAL	$	283,819
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness of $433,005)	$	28,867
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		254,952
Excess Net Capital at 1000%	$	240,519
Computation of aggregate indebtedness:		
Total Liabilities from Statement of Financial Condition	$	433,005
Ratio:		
Aggregate Indebtedness to Net Capital		1.53 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of June 30, 2010)		
Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	282,236
Less:		
Prior year tax adjustment		(27,786)
Prior year non allowable asset adjustment		5,596
Depreciation adjustment		(850)
Accrued audit fees		(12,700)
Current year income tax expense paid		17,508
Federal income tax receivable		15,599
Deferred tax liability		4,216
Net Capital as Reported Above	$	283,819

GOLDEN BENEFICIAL SECURITIES CORPORATION
SCHEDULE II - COMPUTATION FOR DETERMINATION OF
REQUIREMENTS PURSUANT TO RULE 15C-3
AS OF JUNE 30, 2010

Golden Beneficial Securities Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Golden Beneficial Securities Corporation (the "Company"), as of and for the year ended June 30, 2010, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not test compliance with the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Golden Beneficial Securities Corporation
Page 2

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
August 26, 2010